Exhibit 99.1
Yingli Green Energy Subsidiaries Secure Loans of RMB 420 Million
BAODING, China — March 5, 2009 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or “the Company”), one of the world’s leading vertically integrated photovoltaic (“PV”) product manufacturers, today announced that three of its PRC subsidiaries have received new short-term loans totaling RMB 420 million from domestic banks and an affiliate of the Company.
Of these new loans, Baoding Tianwei Yingli New Energy Resources Co., Ltd. received a loan of RMB 180 million from Shijiazhuang City Commercial Bank, and Yingli Energy (China) Co., Ltd. received loans of RMB 90 million and RMB 50 million from Shijiazhuang City Commercial Bank and the Bank of Communications, Hebei Branch, respectively. In addition, Fine Silicon Co., Ltd. received a loan of RMB 100 million from Baoding Yingli Group Company Limited (“Yingli Group”), an affiliate of the Company, which was entrusted through Baoding Urban District Rural Credit Union. As a related party transaction, the loan from Yingli Group has been approved by the Company’s audit committee comprised of three independent directors. Each of these loans has a term of 12 months and carries an interest rate of 5.31% per annum.
“We are pleased to have secured these additional short-term loans, which we believe will enhance our ability to expand our PV production capacity and commence our polysilicon production, further strengthen our capital position and provide us with additional flexibility in business and financial planning,” commented Mr. Zongwei Li, Chief Financial Officer of Yingli Green Energy. “In order to maintain cash flow flexibility in this challenging economic environment, we will continue to actively source long- and short-term financings both domestically and internationally,” Mr. Li continued.
About Yingli Green Energy
Yingli Green Energy Holding Company Limited is one of the world’s leading vertically integrated PV product manufacturers. Through Baoding Tianwei Yingli New Energy Resources Co., Ltd., an operating subsidiary of the Company, Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or operate on a stand-alone basis. With 400 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in the world as measured by annual production capacity. Additionally, Yingli Green Energy is one of a limited number of large-scale PV companies in the world to have adopted a vertically integrated business model. Through its wholly owned subsidiary, Yingli Energy (China) Co., Ltd., Yingli Green Energy currently plans to expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 600 MW in the third quarter of 2009. The Company, through Fine Silicon Co., Ltd., its wholly owned subsidiary, also plans to begin production of solar-grade polysilicon in the second half of 2009. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, South Korea, Belgium, France, China and the United States. For more information, please visit www.yinglisolar.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
In China:
Qing Miao
Director, Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86-312-3100-502
Email: ir@yinglisolar.com
Courtney Shike
Brunswick Group LLC
Tel: +86-6566-2256
Email: yingli@brunswickgroup.com
In the United States:
Susan Stillings
Brunswick Group LLC
Tel: +1-212-333-3810
Email: sstillings@brunswickgroup.com

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